SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

(Amendment No. )*

Valor Communications Group, Inc.
__________________________________________________________________________________
(Name of Issuer)

Common Stock, par value $.0001 per share
__________________________________________________________________________________
(Title of Class of Securities)

920255106
________________________________________________________________________________
(CUSIP Number)

ALLTEL Corporation
Francis X. Frantz
Executive Vice President-External Affairs, General Counsel and Secretary
One Allied Drive
Little Rock, Arkansas 72202
Telephone: (501) 905-8000
_____________________________________________________________________
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 8, 2005
_________________________________________________________________________
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box [_].

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*      The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

       The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 920255106
1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON ALLTEL Corporation (I.R.S. Employer Identification Number 34-0868285)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [_] (b) [x]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [_]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SOLE VOTING POWER None
	8.	SHARED VOTING POWER 29,952,955*
	9.	SOLE DISPOSITIVE POWER None
	10.	SHARED DISPOSITIVE POWER None
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 29,952,955*
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [_]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 42.11%*
14.	TYPE OF REPORTING PERSON CO

*  See discussion in Items 4 and 5 of this Schedule 13D.

CUSIP NO. 920255106
1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON ALLTEL Holding Corp. (I.R.S. Employer Identification Number 20-3767982)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [_] (b) [x]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [_]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SOLE VOTING POWER None
	8.	SHARED VOTING POWER 29,952,955*
	9.	SOLE DISPOSITIVE POWER None
	10.	SHARED DISPOSITIVE POWER None
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 29,952,955*
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) [_]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 42.11%*
14.	TYPE OF REPORTING PERSON CO

* See discussion in Items 4 and 5 of this Schedule 13D.

The information set forth in response to each separate Item below shall be deemed to be a response to all Items where such information is relevant.

Item 1. Security and Issuer.

This Statement on Schedule 13D (this "Statement") relates to the shares of common stock, par value $.0001 per share (the "Common Stock"), of Valor Communications Group, Inc., a Delaware corporation (“Valor”). The principal executive offices of Valor are located at 201 E. John Carpenter Freeway, Suite 200, Irving, Texas 75062.

Item 2. Identity and Background.

(a) - (c), (f) This Statement is filed by ALLTEL Corporation, a Delaware corporation (“ALLTEL”), and ALLTEL Holding Corp., a newly formed Delaware corporation and a wholly owned subsidiary of ALLTEL ("Spinco" and, together with ALLTEL, the "Reporting Persons", and each a "Reporting Person"). The principal business address of each of the Reporting Persons is One Allied Drive, Little Rock, Arkansas 72202. ALLTEL is a customer-focused communications company providing wireless, local telephone, long-distance, Internet and high-speed data services to residential and business customers. Spinco is a newly formed holding company organized to hold ALLTEL's wireline telecommunications business and certain related business operations (the "Spinco Business") in connection with the separation of the Spinco Business from ALLTEL, as described more fully herein.

The (i) name, (ii) business address, (iii) present principal occupation or employment, (iv) name, principal business and address of any corporation or other organization in which such employment is conducted, and (v) citizenship of each director and executive officer of ALLTEL and Spinco are set forth on Schedule I hereto and incorporated herein by reference.

(d) - (e) During the last five years, none of the Reporting Persons, nor, to the knowledge of any of the Reporting Persons, any of the individuals referred to in Schedule I, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding violations with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.
On December 9, 2005, ALLTEL announced that it will spin off the Spinco Business by contributing the stock of the subsidiaries conducting the Spinco Business to Spinco and distributing all of the shares of capital stock of Spinco to ALLTEL's stockholders. Immediately thereafter, Spinco will merge (the "Merger") with Valor, with Valor continuing as the surviving corporation. In order to effect the spin-off and merger, ALLTEL entered into a Distribution Agreement, dated December 8, 2005 with Spinco and an Agreement and Plan of Merger dated December 8, 2005 (the "Merger Agreement") with ALLTEL and Valor. In connection with the spin-off and as a result of the Merger, all of the issued and outstanding shares of Spinco common stock will be converted into the right to receive an aggregate number of shares of common stock of Valor that will result in ALLTEL's stockholders holding 85% of the outstanding equity interest of the surviving corporation immediately after the Merger and the stockholders of Valor holding the remaining 15% of such equity interests (subject, in each case, to dilution from compensatory equity grants and other issuances).

As a condition of Spinco entering into the Merger Agreement, and in consideration thereof, certain affiliates of Welsh, Carson, Anderson & Stowe and certain affiliates of Vestar Capital Partners (collectively, the "Stockholders") entered into a Voting Agreement, dated as of December 8, 2005 (the "Voting Agreement"). Pursuant to the Voting Agreement, each of the Stockholders agreed to vote in favor of the Merger and against any competing proposal. Spinco did not pay additional consideration to the Stockholders in connection with the execution and delivery of the Voting Agreement.

The Merger is subject to the approval of Valor stockholders, the expiration or earlier termination of applicable waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act, the receipt of certain required consents from the Federal Communications Commission and the receipt of certain private letter rulings and legal opinions regarding the tax-free nature of the spin-off, the Merger and certain related transactions, as well as other customary closing conditions. Copies of the Merger Agreement and the Voting Agreement are filed as Exhibits 99.1 and 99.2, respectively, and are incorporated herein by reference.

Item 4. Purpose of Transaction.

This statement on Schedule 13D has been filed in connection with the execution of the Voting Agreement by Spinco and the Stockholders, which the parties entered into as an inducement for, and in consideration of, Spinco entering into the Merger Agreement. Pursuant to the Voting Agreement, the Stockholders, which collectively own or are entitled to direct the voting of 29,952,955 shares of Common Stock, which represents approximately 42.11%1  of the shares of Common Stock deemed to be outstanding pursuant to Rule 13d-3(d)(1) and approximately 42.11% of the voting power of Valor, have agreed to vote (or cause to be voted) their shares of Common Stock (i) in favor of the approval of the Merger and the approval and adoption of the Merger Agreement and (ii) except with the written consent of Spinco, against certain alternative acquisition proposals that may be submitted to a vote of the stockholders of Valor regarding an acquisition. In addition, the Stockholders are prohibited from selling, transferring, converting or otherwise disposing of the shares subject to the Voting Agreement, if such sale, transfer, conversion or disposition would result in the Stockholders' inability to vote such shares as required pursuant to the terms of the Voting Agreement.

1  The share ownership percentages described in this Schedule are based on 71,130,634 shares of Common Stock outstanding as of December 6, 2005.

           The purpose of the Voting Agreement is to facilitate stockholder approval for ALLTEL, Spinco and Valor to consummate the transactions contemplated by the Merger Agreement.

       Upon the consummation of the Merger, the directors of Spinco immediately prior to the effective time of the Merger will be the directors of the surviving corporation, until their respective successors are duly elected or appointed and qualified. Upon consummation of the Merger, the officers of Spinco immediately prior to the effective time of the Merger will be the initial officers of the surviving corporation, until their respective successors are duly appointed.

At the effective time of the Merger, the certificate of incorporation of Valor will be amended as provided in the Merger Agreement, and as so amended will be the certificate of incorporation of the surviving corporation, until thereafter amended in accordance with such certificate of incorporation and the General Corporation Law of the State of Delaware ("DGCL"). The amended certificate of incorporation of the surviving corporation will, among other things, expand the number of authorized shares of common stock from 200,000,000 to 2,000,000,000 and the number of authorized shares of preferred stock from 20,000,000 to 200,000,000, and will also provide for a classified board of directors, with each class of directors serving three-year staggered terms.

At the effective time of the Merger, the bylaws of Valor will be amended and restated in their entirety as provided in the Merger Agreement, and as so amended and restated, will be the bylaws of the surviving corporation, until thereafter amended in accordance with the certificate of incorporation of the surviving corporation, such bylaws and the DGCL.

Except as set forth in this Item 4, none of the Reporting Persons nor, to the knowledge of any of the Reporting Persons, any of the individuals referred to in Schedule I, has any plans or proposals which relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D (although the Reporting Persons reserve the right to develop such plans).

The foregoing summary of certain provisions of the Merger Agreement and the Voting Agreement is not intended to be complete and is qualified in its entirety by reference to the full text of such agreements.

Item 5. Interest in Securities of the Issuer.

(a)-(b)  As of the filing date of this Schedule 13D, as a result of the Voting Agreement, the Reporting Persons may be deemed to have (i) beneficial ownership (within the meaning of Rule 13d-3 under the Exchange Act) and (ii) shared power to vote or direct the vote 29,952,955 shares of Common Stock, which represents approximately 42.11% of the shares of Common Stock deemed to be outstanding pursuant to Rule 13d-3(d)(1).

The Reporting Persons are not entitled to any rights of a stockholder of Valor. None of the Reporting Persons has (i) sole or shared power to vote or direct the vote or (ii) sole or shared power to dispose or direct the disposition of Common Stock. Each of the Reporting Persons expressly disclaims any beneficial ownership of any of the Common Stock under the Voting Agreement. Other than as set forth above, neither any Reporting Person nor any subsidiary of any Reporting Person, nor, to the knowledge of any Reporting Person, any of the individuals referred to in Schedule I, beneficially owns any Common Stock as to which it has the sole or shared power to vote or to direct the vote or has the sole or shared power to dispose or to direct the disposition of such shares.

          (c) Except as set forth or incorporated herein, neither any Reporting Person nor, to the knowledge of any Reporting Person, any of the individuals referred to in Schedule I, has effected any transaction in Common Stock during the past 60 days.

(d) Not applicable

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Other than the Merger Agreement and the Voting Agreement, to the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and Schedule I and between such persons and any other person with respect to the securities of Valor, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangement, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be filed as Exhibits.

99.1.
Agreement and Plan of Merger, dated December 8, 2005, among ALLTEL Corporation, a Delaware corporation, ALLTEL Holding Corp., a Delaware corporation and Valor Communications Group, Inc., a Delaware corporation (incorporated herein by reference to Exhibit 2.2 to the Current Report on Form 8-K filed by ALLTEL Corporation on December 9, 2005).

99.2.
Voting Agreement, dated December 8, 2005, between ALLTEL Holding Corp., a Delaware corporation, and the Stockholders listed therein (incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by ALLTEL Corporation on December 9, 2005).

99.3	Joint Filing Agreement, dated December 16, 2005, between ALLTEL Corporation and ALLTEL Holding Corp.

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:   December 19, 2005

ALLTEL CORPORATION

  By:  /s/ Francis X. Frantz_________________
Name: Francis X. Frantz
Title: Executive Vice President-External
             Affairs, General Counsel and Secretary

ALLTEL HOLDING CORP.

  By:  /s/ Francis X. Frantz_________________
Name: Francis X. Frantz
Title: Chairman

SCHEDULE I

Set forth below is a list of each executive officer and director of ALLTEL Corporation and ALLTEL Holding Corp. setting forth the business address and present principal occupation or employment (and the name and address of any corporation or organization in which such employment is conducted) of each person. The persons named below are citizens of the United States.

Directors of ALLTEL Corporation

Name and Business Address	Present Principal Occupation (principal business of employer)	Name and Address of Corporation or Other Organization (if different from address provided in Column 1)
John R. Belk Belk, Inc. 2801 West Tyvola Charlotte, NC 28217-4500	President and Chief Operations Officer of Belk, Inc. (department store retailer)
William H. Crown CC Industries, Inc. 222 North La Salle St., Suite 1000 Chicago, IL 60601
President and Chief Executive Officer of CC Industries, Inc. (diversified investment company); Vice President of Henry Crown and Company (diversified investment company); Vice President of Dane Acquisition Corp. and General Partner of Great Dane Limited Partnership (semi-truck trailers and accessories manufacturer)

Joe T. Ford ALLTEL Corporation P.O. Box 2177 (72203) One Allied Drive Little Rock, AR 72202	Chairman of ALLTEL Corporation
Scott T. Ford ALLTEL Corporation P.O. Box 2177 (72203) One Allied Drive Little Rock, AR 72202	President and Chief Executive Officer of ALLTEL Corporation
Dennis E. Foster Foster Thoroughbred Investments 600 The Grange Lane Lexington, KY 40511	Principal of Foster Thoroughbred Investments
Lawrence L. Gellerstedt, III Cousins Properties Inc. 2500 Windy Ridge Parkway Suite 1600 Atlanta, GA 30339	President of the Office/Multi-Family Division of Cousins Properties Inc. (real estate investment firm and property management services provider)
Emon A. Mahony, Jr. Mahony Law Firm 106 West Main Street Suite 406 El Dorado, AR 71730
Chairman of the Board of Arkansas Oklahoma Gas Corporation (natural gas company); Vice President and Secretary of Mahony Corporation (family investment company); Managing Partner of EAM Company, LLC (family investment company)
Arkansas Oklahoma Gas Corporation P.O. Box 17004 115 North 12th Street Fort Smith, AR 72917
John P. McConnell Worthington Industries, Inc. 200 Old Wilson Bridge Road Columbus, OH 43085	Chairman and Chief Executive Officer of Worthington Industries, Inc, (metal processor and manufacturer)
Josie C. Natori The Natori Company 40 East 34th Street New York, NY 10016	President and Chief Executive Officer of the Natori Company (upscale fashion house)
Gregory W. Penske Penske Automotive Group, Inc. 3534 North Peck Road El Monte, CA 91731	President of Penske Automotive Group, Inc. (car dealership operator)
Warren A. Stephens Stephens, Inc. 111 Center Street Little Rock, AR 72201	Chairman of the Board, President and Chief Executive Officer of Stephens Inc. (investment banking firm)
Ronald Townsend 13440 Ellsworth Lane Jacksonville, FL 32225	Communications Consultant (self-employed)

Executive Officers of ALLTEL Corporation (who are not Directors)2

Name	Present Principal Occupation
Kevin L. Beebe	Group President - Operations
Jeffrey H. Fox	Group President - Shared Services
Francis X. Frantz	Executive Vice President - External Affairs, General Counsel and Secretary
Jeffrey R. Gardner	Executive Vice President - Chief Financial Officer
Keith A. Kostuch	Senior Vice President - Strategy and Sourcing
C.J. Duvall Jr.	Executive Vice President - Human Resources
Sharilyn S. Gasaway	Controller
John A. Ebner	Treasurer

2      Each executive officer's present principal occupation is with ALLTEL Corporation.  The business address of each executive officer is ALLTEL Corporation, P. O. Box 2177 (72203), One Allied Drive, Little Rock, Arkansas 72202.

Directors and Officers of ALLTEL Holding Corp.3

Name	Principal Occupation
Jeffery R. Gardner	Executive Vice President - Chief Financial Officer of ALLTEL Corporation
Francis X. Frantz	Executive Vice-President - External Affairs, General Counsel and Secretary of ALLTEL Corporation
John A. Ebner	Treasurer of ALLTEL Corporation

3        The present principal occupation of each director and executive officer of ALLTEL Holding Corp. is with ALLTEL Corporation.  See table of executive officers of ALLTEL Corporation above.  The business address of each director and executive officer of ALLTEL Holding Corp. is ALLTEL Holding Corp., P. O. Box 2177 (72203), One Allied Drive, Little Rock, Arkansas 72202.

INDEX TO EXHIBITS

Exhibit Number	Document
99.1.
Agreement and Plan of Merger, dated December 8, 2005, among ALLTEL Corporation, a Delaware corporation, ALLTEL Holding Corp., a Delaware corporation and Valor Communications Group, Inc., a Delaware corporation (incorporated herein by reference to Exhibit 2.2 to the Current Report on Form 8-K filed by ALLTEL Corporation on December 9, 2005).

99.2.
Voting Agreement, dated December 8, 2005, between ALLTEL Holding Corp., a Delaware corporation, and the Stockholders listed therein (incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by ALLTEL Corporation on December 9, 2005).

99.3	Joint Filing Agreement, dated December 16, 2005, between ALLTEL Corporation and ALLTEL Holding Corp.